Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May – October 2018

SECOND QUARTER August 1 – October 31, 2018

•	Consolidated net sales amounted to TSEK 158 compared to TSEK 1,651 in the second quarter the previous year

•	Operating loss was TSEK 22,627 compared to TSEK 22,129 in the second quarter the previous year

•	Net loss after tax amounted to TSEK 60,982 compared to TSEK 25,094 in the second quarter the previous year

•	Loss per share was SEK 0.33 compared to SEK 0.14 in the second quarter the previous year

•	Comprehensive loss was TSEK 61,099 compared to TSEK 25,102 in the second quarter the previous year

THE PERIOD May 1 – October 31, 2018

•	Consolidated net sales amounted to TSEK 287 compared to TSEK 1,671 in the corresponding period the previous year

•	Operating loss was TSEK 49,199 compared to TSEK 50,549 in the corresponding period the previous year

•	Net loss after tax amounted to TSEK 92,084 compared to TSEK 56,807 in the corresponding period the previous year

•	Loss per share was SEK 0.51 compared to SEK 0.36 in the corresponding period the previous year

•	Comprehensive loss was TSEK 92,196 compared to TSEK 56,817 in the corresponding period the previous year

•	Deferred tax liability of MSEK 32.8 related to spin-off of AdvaVet Inc. recognized

•	Positive opinion received from EMA regarding Apealea® in the EU

•	A pivotal study on Doxophos Vet demonstrated positive efficacy and safety data

•	Apealea is not classified as an orphan drug in the EU

•	Oasmia’s Annual General Meeting was held

•	Convertible debt instruments of MSEK 35.2 and MSEK 80 respectively issued

•	GMP certificate issued by the Russian Ministry of Health

•	The company’s previous loan from Nexttobe loan was replaced

EVENTS AFTER CLOSING DAY

•	Apealea approved by European Commission

•	Company entered into a new agreement with Baxter Oncology for commercial manufacturing

•	New US patent regarding the XR17 nanotechnology platform approved

•	The company’s previous loan from Nexttobe was offset and fully regulated

•	Oasmia intends to issue notice to an extraordinary general meeting at the request of a shareholder

COMMENTS FROM THE CEO

Dear Shareholders,

We are very proud that Apealea has now received sales and marketing authorization for the EU and in Norway, Iceland and Liechtenstein. Both management and employees have worked incredibly hard for a long time to make this possible and I would like to take this opportunity to thank everyone involved for having done such a fantastic job!

The important priorities now are to finalize ongoing negotiations with potential partners and distributors regarding Europe and the U.S. as well as to finalize the process of applying for market authorization of Apealea at FDA.

The next steps for Apealea are to secure price and reimbursement within EU, submit an update of Apealea’s EMA dossier regarding commercial manufacturing and to apply for market approvals in most of the world based on the EMA approval. Product launch of Apealea in the EU is planned to commence during autumn 2019 depending on local price discussions.

AdvaVet has during the year made the necessary prerequisites for establishing and making an IPO in the U.S. which has been a cumbersome work. We plan to have SEC, Securities and Exchange Commission, to evaluate our listing prospectus during first calendar quarter 2019. Thereafter is the IPO at Nasdaq Capital Markets in New York planned. Our ambition is to invite Oasmia’s existing shareholders to participate in the IPO if they so desire. The strategy with AdvaVet is to commercialize Oasmia’s veterinary products but also to identify products which should contribute in AdaVet’s product offering to become the leading company within veterinary oncology.

During the period we obtained positive efficacy and safety data for the product candidate Doxophos Vet. Due to the MUMS1 designation that Doxophos Vet has from the FDA for the indication of lymphoma, these data are pivotal and can form the basis for conditional approval. AdvaVet intend to apply for conditional approval of Doxophos Vet in 2019. Sales in the US are expected to be able to start shortly after conditional approval has been granted by the FDA.

As earlier communicated, we have been struggling with some issues regarding the distribution of Paclical to Russia. This is now behind us and Oasmia has during November delivered the outstanding orders and remaining inventory in Uppsala will be shipped no later than December 15th. Revenues will be visible in the result as of current quarter.

The production of Paclical/Apealea has now been closed down in our production facility in Uppsala and will be transferred to Baxter Oncology GmbH in Germany, as from January. In order to secure commercial large-scale production in the time ahead, for Russia, Europe and the rest of the world, the company has also entered into a new delivery contract with Baxter. The company’s manufacturing facility in Uppsala, Sweden is now shifted to produce Doxophos and Docecal.

1 MUMS – Minor Use Minor Species

Oasmia’s financial position has strengthened during the quarter. New convertible debt instruments totalling MSEK 115 were issued and several earlier convertibles have been converted. The previous loan from Nexttobe has been settled in its entirety. The main reason for the results for the quarter being lower than for the corresponding period last year was a provision for deferred tax of MSEK 33 for the capitalized development costs for Paccal Vet that have now been transferred to AdvaVet with a view to listing the company separately in the US. This does not impact the cash flow for the period. The cash outflow from operating activities was MSEK 44.5 compared to MSEK 71.0 in the corresponding period the previous year. The improvement compared to last year is primarily attributable to the positive development of working capital and lower interest paid.

We are delighted that USPTO (United States Patent and Trademark Office) have granted a new manufacturing patent for XR17 in the US. The patent has also been granted in the EU and a few additional markets. This confirms the degree of innovation of the patent, as it is both less complex and a simpler manufacturing method, at the same time as it achieves a greater outcome compared to other competing methods. The patent also covers the products manufactured using this method, that is all of Oasmia’s proprietary products, including those transferred to AdvaVet Inc. The patent is valid until 2036, which clearly is an extension compared to the previous patent.

Mikael Asp, CEO